Filed Pursuant to Rule 424(b)(3)

Registration No. 333-148331

Prospectus Supplement

Dated November 10, 2010 (to Prospectus dated May 24, 2009)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated May 24, 2010.

This Prospectus Supplement includes the quarterly report to investors filed as Exhibit 19 to the Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 2010 of 1st Franklin Financial Corporation, filed with the Securities and Exchange Commission on November 10, 2010.

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

NINE MONTHS ENDED

SEPTEMBER 30, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) financial condition and operating results as of and for the three- and nine-month periods ended September 30, 2010 and 2009.  This analysis and the accompanying unaudited condensed consolidated interim financial information should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s December 31, 2009 Annual Report.  Results achieved in any interim period are not necessarily reflective of the results to be expected for any other interim or full year period.

Forward Looking Statements:

Certain information in this discussion and other statements contained in this Quarterly Report which are not historical facts may be forward-looking statements within the meaning of the federal securities laws.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in the interest rate environment, unexpected reductions in the size of or collectability of amounts in our loan portfolio, reduced sales or increased redemptions of our securities, unavailability of amounts under our credit facility, federal and state regulatory changes affecting consumer finance companies and unfavorable outcomes in legal proceedings, as well as other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.  The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage real estate loans on real estate.  As of September 30, 2010, the Company’s business was operated through a network of 251 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.  Three additional offices have been opened subsequent to September 30, 2010 and one branch was consolidated into another nearby branch due to overlapping marketing territories.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure that any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

Total assets of the Company grew $12.8 million to $409.2 million at September 30, 2010 compared to $396.4 million at December 31, 2009, representing a 3% increase.  The majority of the growth was due to increases in the Company’s cash position and increases in investment securities.  Cash and cash equivalents increased $8.0 million (31%) and investment securities increased $5.9 million (8%) at September 30, 2010 as compared to the prior year end.  The Company’s operating activities provided $34.0 million in net cash, of which $19.5 million and $6.5 million were used in investing activities and financing activities, respectively.  Management believes the current level of cash and cash equivalents and available borrowings under the Company’s credit facility will be sufficient to meet the Company’s present and foreseeable future liquidity needs.

The Company’s loan portfolio, net of the allowance for loan losses, declined $.9 million (.3%) at September 30, 2010 compared to December 31, 2009.  As previously reported in our March and June quarterly reports, our net loan portfolio declined $18.5 million during the first quarter of this year.  During the second and third quarters, higher levels of loan originations enabled the Company to regain approximately $16.1 million of the previously reported decline in the portfolio.  Our net loan portfolio at September 30, 2010 amounted to $278.2 million compared to $279.1 million at December 31, 2009.  A $1.5 million reduction in the Company’s allowance for loan losses during the current year also contributed to the $16.1 million recoup in our net loan portfolio from March 31, 2010.  Our allowance for loan losses reflects Management’s judgment of the level of allowance adequate to cover probable losses inherent in our loan portfolio as of the date of the statement of financial position.  To evaluate the overall adequacy of our allowance for loan losses, we consider the level of loan receivables, historical loss trends, loan delinquency trends, bankruptcy trends and overall economic conditions.  As a result of an overall improvement in the credit quality of the Company’s loan portfolio, Management lowered the allowance for loan losses at September 30, 2010 compared to the balance in the allowance at December 31, 2009. Management believes the lower allowance for loan losses continued to be adequate to cover probable losses; however, changes in trends or deterioration in economic conditions could result in a re-evaluation, and possibly change in the allowance.  Any increase could have a material adverse impact on our results of operations or financial condition in the future.

Our investment portfolio increased $5.9 million (8%) as Management used a portion of the aforementioned cash surplus to purchase investment securities in an attempt to increase our potential yield. The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A significant portion of these investment securities have been designated as “available for sale” (87% as of September 30, 2010 and 86% as of December 31, 2009) with any unrealized gain or loss, net of deferred income taxes, accounted for as accumulated other comprehensive income in the equity section of the Company’s balance sheet.  The remainder of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management has both the ability and intent to hold these securities to maturity.

At September 30, 2010, senior and subordinated debt of the Company was $260.2 million compared to $261.7 million at December 31, 2009.  The $1.5 million (1%) decline was mainly due to the payoff of our $16.8 million credit line balance previously outstanding at December 31, 2009 and a $10.0 million reduction in our subordinated debt outstanding.  Offsetting a portion of the decline in senior debt outstanding was a $24.1 million increase in commercial paper and a $.7 million increase in senior demand notes issued by the Company during the same period.

Accrued expenses and other liabilities increased $.6 million (3%) as of September 30, 2010 compared to the amount outstanding on December 31, 2009.  Additional accrual for the Company’s 2010 employee incentive plan was the primary cause of the increase.

Results of Operations:

The Company recorded net income of $8.1 million and $17.9 million during the three- and nine-month periods ended September 30, 2010 compared to $2.3 million and $5.4 million during the same periods in 2009, respectively.  Higher revenues earned on finance charge income and lower credit losses were the primary factors contributing to the increase in net income.  Lower borrowing costs associated with the Company’s senior and subordinated debt also contributed to the increase.  Management believes revenues and net income will continue to grow for the remainder of the year.

Net Interest Margin

Our net interest income represents the difference between interest and finance charges earned on loans and investments and borrowing costs incurred on the Company’s debt.  During the three- and nine-month periods ended September 30, 2010, our net interest income increased $1.6 million (7%) and $3.0 million (5%), respectively, compared to the same periods in 2009.  The Company has experienced increases in interest and finance charges during the current year mainly due to a $3.0 million growth in net loan receivables.  A slight increase in the yield on our loan portfolio during the comparable periods also contributed to the higher interest income.

The Company has continued to benefit from lower funding costs during the current year.  Although our average borrowings during the nine-month period just ended increased approximately $2.9 million compared to the same period a year ago, the lower interest rate environment allowed the Company to reduce interest expense.  Weighted average borrowing rates on the Company’s debt decreased to 4.90% during the current year compared to 5.27% during the same period a year ago.

Management projects that, based on historical results, average net receivables will grow through the remainder of the year, and earnings are expected to increase accordingly.  However, a decrease in net receivables, or an increase in interest rates or outstanding borrowings could negatively impact our net interest margin.

Insurance Income

During the three- and nine-month periods ended September 30, 2010, net insurance income increased $.5 million (7%) and $.6 million (3%) compared to the same periods a year ago.  Higher levels of insurance in-force led to the increases in net insurance income.

Provision for Loan Losses

The Company’s provision for loan losses represents the level of net charge offs and adjustments to the allowance for loan losses to cover probable credit losses inherent in the outstanding loan portfolio as of the balance sheet date.  Determining a proper allowance for loan losses is a critical accounting estimate which involves Management’s judgment with respect to certain relevant factors, such as historical and expected loss trends, unemployment rates in various locales, current and expected net charge offs, delinquency levels, bankruptcy trends and overall general economic conditions.

Although unemployment remains elevated, lower delinquency trends and lower credit losses during the current year resulted in the provision for loan losses decreasing $4.1 million (54%) and $9.0 million (39%) during the three- and nine-month periods ended September 30, 2010 compared to the same periods in 2009.  Net charge offs declined $1.3 million (21%) during the three-month comparable periods and $3.2 million (17%) during the nine-month comparable periods.  The aforementioned $1.5 million reduction in the Company’s loan loss allowance during the current year also contributed to the decrease in our loan loss provision.  During the first nine months of 2009, Management added $4.2 million to the allowance for losses as a result of higher loan losses and higher delinquency and bankruptcy trends.

As previously described, Management believes the allowance for loan losses is adequate to absorb inherent losses in the loan portfolio as of September 30, 2010.  However continued high levels of unemployment, volatile market conditions and a lackluster economy could cause actual losses to vary from our estimated amounts.  If necessary, Management may determine it is appropriate to increase the allowance for loan losses in future periods, which could have a material negative impact on our results of operations in the future.

Other Operating Expenses

Other operating expenses are comprised of personnel expenses, occupancy expenses and other miscellaneous non-interest related expenses.  Personnel expense increased $.2 million (2%) and $.8 million (2%) during the three- and nine-month periods just ended compared to the same periods in 2009.  As a result of the current year operating results, Management increased the accrual for the Company’s 2010 incentive bonus plan.  The additional accrual amounts were the primary factor for the increase in personnel expense during the current year.  Offsetting a portion of the increases in the respective periods were declines in net medical claim expenses associated with the Company’s self insured employee medical program and an increase in deferred salary expenses.

During the nine-month period just ended, occupancy expense declined $.5 million (6%) compared to the same period a year ago, mainly due to a non-recurring charge incurred during first quarter of 2009 to buy-out certain operating leases on computer equipment.   A reduction in costs of maintenance agreements on equipment and lower depreciation expense on furniture and fixtures also contributed to the reduction in occupancy expenses.  For the three-month period just ended, occupancy expense was just slightly higher than the same period in 2009, mainly due to higher utility expenses, maintenance of office expenses and purchases of office materials.

Miscellaneous other operating expenses increased $.4 million (9%) during the three-month period ended September 30, 2010 compared to the same three-month period in 2009.  Increases in advertising, computer expenses, postage, stationery and supplies, travel expenses and training expenses were the primary factors causing the increases in miscellaneous other operating expenses.  During the nine-month period just ended, decreases in advertising, legal and audit expenses and taxes and licenses mostly offset increases in other various operating expenses resulting, in a $.1 million (1%) increase in miscellaneous other operating expenses.

Income Taxes

The Company has elected to be, and is, treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is passed through to, and included in the individual tax returns of, the shareholders of the Company, rather then being taxed at the corporate level.  Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S Corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences.

Effective income tax rates were 10% and 26% during the nine-month periods ended September 30, 2010 and 2009, respectively.  During the three-month periods ended September 30, 2010 and 2009, effective income tax rates were 8% and 24%, respectively.  The lower tax rate experienced during the current year period was due to higher income at the S Corporation level which was passed to the shareholders of the Company for tax reporting purposes, whereas income earned at the insurance subsidiary level was taxed at the corporate level.

Quantitative and Qualitative Disclosures About Market Risk:

Interest rates continued to be at historical low levels during the reporting period.  We currently expect only minimal fluctuations in market interest rates during the remainder of the year, thereby minimizing the impact on our net interest margin; however, no assurances can be given in this regard.  Please refer to the market risk analysis discussion contained in our annual report on Form 10-K as of and for the year ended December 31, 2009 for a more detailed analysis of our market risk exposure, which we do not believe has changed materially since such date.

Liquidity and Capital Resources:

As of September 30, 2010 and December 31, 2009, the Company had $34.3 million and $26.2 million, respectively, invested in cash and cash equivalents, the majority of which was held by the Company’s insurance subsidiaries.

The Company’s investments in marketable securities can be converted into cash, if necessary.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to a parent company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2009, Frandisco Property and Casualty Insurance Company (“Frandisco P&C”) and Frandisco Life Insurance Company (“Frandisco Life”), the Company’s wholly-owned insurance subsidiaries, had policyholders’ surpluses of $33.3 million and $35.0 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2010, without prior approval of the Georgia Insurance Commissioner, is approximately $8.5 million.  In June 2010, the Company filed a request with the Georgia Insurance Department for the insurance subsidiaries to be eligible to pay up to $45.0 million in additional extraordinary dividends during 2010.  Management requested the approval to ensure the availability of additional liquidity for the Company due to the continuing uncertainties in the economy.  In September 2010, the request was approved.

The majority of the Company’s liquidity requirements are financed through the collection of receivables and through the sale of short- and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to its receivables and securities sales, the Company has an external source of funds available under a credit facility with Wells Fargo Preferred Capital, Inc.  As amended to date, the credit agreement provides for borrowings of up to $100.0 million, subject to certain limitations, and all borrowings are secured by the finance receivables of the Company.  Available borrowings under the credit agreement were $100.0 million at September 30, 2010, at an interest rate of 3.75%. This compares to available borrowings of $83.8 million at December 31, 2009, at an interest rate of 3.75%.  The credit agreement contains covenants customary for financing transactions of this type.  At September 30, 2010, the Company was in compliance with all covenants.  Pursuant to an amendment to the credit agreement entered into on August 11, 2010, the agreement is scheduled to expire on September 11, 2013 and any amounts then outstanding will be due and payable on such date.  Management believes this credit facility should provide sufficient liquidity for the continued growth of the Company for the foreseeable future.

The Company was subject to the following contractual obligations and commitments at September 30, 2010:

	10/01/2010 thru 12/31/2010	2011	2012	2013	2014	2015 & Beyond	Total
	(in Millions)
Credit Line *	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Bank Commitment Fee *	.1	.5	.5	.4	-	-	1.5
Senior Notes *	42.1	-	-	-	-	-	42.1
Commercial Paper *	69.1	64.1	22.4	-	-	-	155.6
Subordinated Debt *	6.8	24.0	14.6	16.0	15.1	-	76.5
Human Resource Insurance & Support Contracts	.2	.5	-	-	-	-	.7
Operating Leases	1.1	4.0	3.0	2.0	.9	.4	11.4

	10/01/2010 thru 12/31/2010	2011	2012	2013	2014	2015 & Beyond	Total
	(in Millions)
Data Communication Lines Contract **	.8	3.0	.5	-	-	-	4.3
Software Service Contract **	.6	2.6	2.6	2.6	2.6	13.6	24.6
Total	$ 120.8	$ 98.7	$ 43.6	$ 21.0	$ 18.6	$ 14.0	$ 316.7

* Note: Includes estimated interest at current rates ** Note: Based on current usage

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s more critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserves.

Allowance for Loan Losses

Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at a level considered adequate to cover probable credit losses inherent in our loan portfolio.

The allowance for loan losses is established based on the determination of the amount of probable losses inherent in the loan portfolio as of the reporting date.  We review, among other things, historical charge off experience factors, delinquency reports, historical collection rates, estimates of the value of the underlying collateral, economic trends such as unemployment rates and bankruptcy filings and other information in order to make what we believe are the necessary judgments as to probable losses.  Assumptions regarding probable losses are reviewed periodically and may be impacted by our actual loss experience and changes in any of the factors discussed above.

Revenue Recognition

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those active accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals.  Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis.  Income is not accrued on any loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves

Included in unearned insurance premiums and commissions on the consolidated statements of financial position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on generally accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previous estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of any of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

See Note 1, “Recent Accounting Pronouncements,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for a discussion of new accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted.  For pronouncements already adopted, any material impacts on the Company’s financial statements are discussed in the applicable section(s) of this Management’s Discussion and Analysis of Financial Condition and Results of Operations and Notes to Unaudited Condensed Consolidated Financial Statements.

1st FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	September 30,	December 31,
	2010	2009
ASSETS

CASH AND CASH EQUIVALENTS	$ 34,326,034	$ 26,287,690

RESTRICTED CASH	3,486,415	3,067,695

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	324,629,259 22,751,574 22,340,799 369,721,632 41,820,551 24,577,156 25,110,085 278,213,840	327,424,876 24,336,405 23,071,118 374,832,399 43,331,239 25,797,624 26,610,085 279,093,451

INVESTMENT SECURITIES: Available for Sale, at fair market value Held to Maturity, at amortized cost	69,237,439 10,110,533 79,347,972	63,126,997 10,330,725 73,457,722

OTHER ASSETS	13,813,190	14,518,622

TOTAL ASSETS	$ 409,187,451	$ 396,425,180

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 195,465,297	$ 186,848,851
ACCRUED EXPENSES AND OTHER LIABILITIES	18,165,446	17,577,438
SUBORDINATED DEBT	64,751,598	74,883,979
Total Liabilities	278,382,341	279,310,268

STOCKHOLDERS' EQUITY:
Preferred Stock: $100 par value, 6,000 shares authorized; no shares outstanding	--	--
Common Stock Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	170,000 --	170,000 --
Accumulated Other Comprehensive Income	2,397,485	1,696,845
Retained Earnings	128,237,625	115,248,067
Total Stockholders' Equity	130,805,110	117,114,912

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 409,187,451	$ 396,425,180

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	(Unaudited)		(Unaudited)
	2010	2009	2010	2009

INTEREST INCOME	$ 25,956,813	$ 24,850,267	$ 76,350,675	$ 74,103,074
INTEREST EXPENSE	3,023,991	3,496,458	9,446,364	10,153,117
NET INTEREST INCOME	22,932,822	21,353,809	66,904,311	63,949,957

Provision for Loan Losses	3,498,916	7,567,192	13,768,750	22,724,999

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	19,433,906	13,786,617	53,135,561	41,224,958

NET INSURANCE INCOME Premiums and Commissions Insurance Claims and Expenses	9,234,850 1,992,628 7,242,222	8,836,276 2,091,317 6,744,959	26,934,426 6,017,089 20,917,337	26,305,319 5,990,898 20,314,421

OTHER REVENUE	1,458,803	1,268,573	3,870,172	3,490,492

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	12,185,582 2,727,046 4,423,541 19,336,169	11,939,821 2,705,861 4,076,842 18,722,524	36,758,013 8,019,376 13,309,159 58,086,548	35,985,671 8,517,241 13,214,861 57,717,773

INCOME BEFORE INCOME TAXES	8,798,762	3,077,625	19,836,522	7,312,098

Provision for Income Taxes	705,535	735,120	1,901,199	1,905,963

NET INCOME	8,093,227	2,342,505	17,935,323	5,406,135

RETAINED EARNINGS, Beginning of Period	122,561,198	110,987,801	115,248,067	115,633,371

Distributions on Common Stock	2,416,800	1,049,111	4,945,765	8,758,311

RETAINED EARNINGS, End of Period	$128,237,625	$112,281,195	$ 128,237,625	$ 112,281,195

BASIC EARNINGS PER SHARE: 170,000 Shares Outstanding for All Periods (1,700 voting, 168,300 non-voting)	$47.61	$13.78	$105.50	$31.80

See Notes to Unaudited Condensed Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended
	September 30,
	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 17,935,323	$ 5,406,135

Adjustments to reconcile net income to net cash

provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

Provision (Benefit) from Deferred Income Taxes

Other, net

(Increase) Decrease in Miscellaneous Assets

Increase (Decrease) in Other Liabilities

Net Cash Provided

	13,768,750 1,862,882 157,401 252,234 (258,925) 291,507 34,009,172	22,724,999 1,935,845 (68,631) 239,494 847,944 (784,024) 30,301,762

CASH FLOWS FROM INVESTING ACTIVITIES:

Loans originated or purchased

Loan payments

Increase in restricted cash

Purchases of marketable debt securities

Redemptions of marketable debt securities

Fixed asset additions, net

Net Cash (Used) Provided

	(169,108,187) 156,219,048 (418,720) (11,768,455) 6,410,000 (842,814) (19,509,128)	(151,411,197) 145,080,451 (109,799) -- 7,773,750 (710,493) 622,712

CASH FLOWS FROM FINANCING ACTIVITIES:

Increase in senior demand notes

Advances on credit line

Payments on credit line

Commercial paper issued

Commercial paper redeemed

Subordinated debt securities issued

Subordinated debt securities redeemed

Dividends / Distributions

Net Cash Used

	698,806 8,957,693 (25,162,002) 36,921,489 (12,799,540) 9,409,770 (19,542,151) (4,945,765) (6,461,700)	1,036,211 59,187,941 (72,155,000) 35,046,588 (18,089,262) 9,144,446 (19,195,386) (8,758,311) (13,782,773)

NET INCREASE CASH AND CASH EQUIVALENTS	8,038,344	17,141,701

CASH AND CASH EQUIVALENTS, beginning	26,287,690	3,160,426

CASH AND CASH EQUIVALENTS, ending	$ 34,326,034	$ 20,302,127

Cash paid during the period for: Interest Income Taxes	$ 9,604,718 1,827,000	$ 10,220,036 1,837,210

See Notes to Unaudited Condensed Consolidated Financial Statements

-NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2009 and for the year then ended included in the Company's December 31, 2009 Annual Report filed with the Securities and Exchange Commission.

In the opinion of Management of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of September 30, 2010 and December 31, 2009 and the results of its operations and cash flows for the three and nine months ended September 30, 2010 and 2009. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the full fiscal year or any other future period.  The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the Unaudited Condensed Consolidated Statements of Income and Retained Earnings.

Recent Accounting Pronouncements:

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) (“ASU No. 820”).  ASU No. 820 clarifies two existing disclosure requirements and requires two new disclosures as follows:  (1) a “gross” presentation of activities relating to Level 3 reconciliation, which replaces the “net” presentation format; and (2) detailed disclosures about the transfers in and out of Level 1 and 2 measurements.  The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the gross presentation of the Level 3 information, which is required for annual reporting periods beginning after December 15, 2010, and for interim reporting periods within those years.  The Company adopted the fair value disclosure guidance on January 1, 2010 and there was no material impact on the Company’s financial statements.

In July 2010, the FASB issued ASU No. 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.”  ASU No. 2010-20 requires a greater level of disaggregated information be disclosed about the credit quality of a company’s loans and the Allowance for Loan Losses.  Additional disclosure will be required related to information such as credit quality indicators, nonaccrual and loan delinquency trends, and information related to impaired loans.  ASU 2010-20 becomes effective for periods on or after December 15, 2010.  The Company does not anticipate that the adoption of the additional disclosures will have a material impact on the Company’s financial statements.

Note 2 – Allowance for Loan Losses

An analysis of the allowance for loan losses for the three- and nine-month periods ended September 30, 2010 and 2009 is shown in the following table:

	Three Months Ended		Nine Months Ended
	Sept. 30, 2010	Sept. 30, 2009	Sept. 30, 2010	Sept. 30, 2009
Beginning Balance	$ 26,610,085	$ 26,010,085	$ 26,610,085	$ 23,010,085
Provision for Loan Losses	3,498,916	7,567,192	13,768,750	22,724,999
Charge-offs	(6,684,316)	(7,917,768)	(20,705,618)	(23,590,185)
Recoveries	1,685,400	1,600,576	5,436,868	5,115,186
Ending Balance	$ 25,110,085	$ 27,260,085	$ 25,110,085	$ 27,260,085

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities were as follows:

	As of September 30, 2010		As of December 31, 2009
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available-for-Sale: Obligations of states and political subdivisions Corporate securities	$ 66,141,451 130,316 $ 66,271,767	$ 68,960,236 277,203 $ 69,237,439	$ 60,870,751 130,316 $ 61,001,067	$ 62,724,471 402,526 $ 63,126,997

Held to Maturity: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions	$ -- 10,110,533 $ 10,110,533	$ -- 10,405,561 $ 10,405,561	$ 499,618 9,831,107 $ 10,330,725	$ 507,073 10,129,762 $ 10,636,835

Gross unrealized losses on investment securities totaled $33,289 and $86,688 at September 30, 2010 and December 31, 2009, respectively.  The following table provides an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of September 30, 2010:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 3,034,229	$ 25,028	$ 498,490	$ 5,285	$ 3,532,719	$ 30,313
Total	3,034,229	25,028	498,490	5,285	3,532,719	30,313

Held to Maturity:
Obligations of states and political subdivisions	--	--	251,818	2,976	251,818	2,976
Total	--	--	251,818	2,976	251,818	2,976

Overall Total	$ 3,034,229	$ 25,028	$ 750,308	$ 8,261	$ 3,784,537	$ 33,289

The table above consists of 9 investments held by the Company, the majority of which are rated “A” or higher by Standard & Poor’s.  The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate increases.  The total impairment was less than .88% of the fair value of the affected investments at September 30, 2010.  Based on the credit ratings of these investments, the Company’s ability and intent to hold these investments until a recovery of fair value along with the consideration of whether the Company will be more likely than not required to sell the applicable investment before recovery of fair value, and after considering the severity and duration of the impairments, the Company does not consider the impairment of any of these investments to be other-than-temporary at September 30, 2010.

The Company’s insurance subsidiaries internally designate certain investments to cover their policy reserves and loss reserves.  On June 19, 2008, the Company’s property and casualty insurance subsidiary (“Frandisco P&C”) entered into a trust agreement with Synovus Trust Company, N.A. and Voyager Indemnity Insurance Company (“Voyager”).  The trust was created to hold deposits to cover policy reserves and loss reserves of Frandisco P&C.  In July 2008, Frandisco P&C funded the trust with approximately $20.0 million of investment securities.  This amount changes as required reserves change.  All earnings on assets in the trust are remitted to Frandisco P&C.  Any charges associated with the trust are paid by Voyager.

Note 4 – Fair Value

The following methods and assumptions are used by the Company in estimating fair values for financial instruments:

Cash and Cash Equivalents:     Cash includes cash on hand and with banks.  Cash equivalents are short-term highly liquid investments with original maturities of three months or less.   The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between origination of the instruments and their expected realization.

Loans:  The fair value of the Company’s direct cash loans and sales finance contracts approximates the carrying value since the estimated life, assuming prepayments, is short-term in nature.  The fair value of the Company’s real estate loans approximate the carrying value since the interest rate charged by the Company approximates market rates.

Marketable Debt Securities:     The fair value of marketable debt securities is based on quoted market prices.  If a quoted market price is not available, fair value is estimated using market prices for similar securities.  See additional information below regarding fair value under ASC No. 820 (SFAS No. 157).

Senior Debt Securities:  The carrying value of the Company’s senior debt securities approximates fair value due to the relatively short period of time between the origination of the instruments and their expected payment.

Subordinated Debt Securities:  The carrying value of the Company’s variable rate subordinated debt securities approximates fair value due to the re-pricing frequency of the securities.

Under ASC No. 820, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value.  The Company performs due diligence to understand the inputs and how the data was calculated or derived.  The Company corroborates the reasonableness of external inputs in the valuation process.  To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires significantly more judgment.  We use prices and inputs that are current as of the measurement date, including during periods of market dislocation.  In periods of market dislocation, the observation of prices and inputs may be reduced for many instruments.  This condition could cause an instrument to be reclassified between levels.

Assets measured at fair value as of September 30, 2010 and December 31, 2009 were available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	9/30/2010	(Level 1)	(Level 2)	(Level 3)

Corporate securities Obligations of states and political subdivisions Total	$ 277,203 68,960,236 $ 69,237,439	$ 277,203 -- $ 277,203	$ -- 68,960,236 $ 68,960,236	$ -- -- $ --

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	12/31/2009	(Level 1)	(Level 2)	(Level 3)

Corporate securities Obligations of states and political subdivisions Total	$ 402,526 62,724,471 $ 63,126,997	$ 402,526 -- $ 402,526	$ -- 62,724,471 $ 62,724,471	$ -- -- $ --

Note 5 – Commitments and Contingencies

The Company is involved in various legal proceedings incidental to its business from time to time.  In the opinion of Management, the ultimate resolution of any such known claims or proceedings is not expected to have a material adverse effect on the Company's financial position, liquidity or results of operations.

Note 6 – Income Taxes

Effective income tax rates were 8% and 24% during the three-month periods ended September 30, 2010 and 2009, respectively, and 10% and 26% during the nine-month periods then ended.  The Company has elected to be, and is, treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is passed through to, and included in the individual tax returns of the shareholders of the Company, rather than being taxed at the corporate level.  Notwithstanding this election, income taxes are reported for, and paid by, the Company's insurance subsidiaries, as they are not allowed by law to be treated as S Corporations, as well as for the Company in Louisiana, which does not recognize S Corporation status.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to (i) certain benefits provided by law to life insurance companies, which reduce the effective tax rates and (ii) investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Note 7 – Other Comprehensive Income

Total comprehensive income was $8.5 million and $18.6 million for the three- and nine-month periods ended September 30, 2010, as compared to $3.4 million and $7.1 million for the same periods in 2009.

Accumulated other comprehensive income consisted solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  The Company recorded $.5 million and $1.1 million in other comprehensive income during the three-month periods ended September 30, 2010 and 2009, respectively.  During the nine-month period ended September 30, 2010 the Company recorded $.7 million in other comprehensive income compared to $.2 million during the same period a year ago.

Note 8 – Credit Agreement

Effective September 11, 2009, the Company entered into a loan and security agreement with Wells Fargo Preferred Capital, Inc., as agent and lender (“Wells Fargo”) (the “credit agreement”), which provides for maximum borrowings of $100.0 million or 80% of the Company’s net finance receivables (as defined in the credit agreement), whichever is less.  The credit agreement has a commitment maturity date of September 11, 2013.  The credit agreement contains covenants customary for financing transactions of this type.  The Company was in compliance with all covenants at September 30, 2010.  Borrowings under the credit agreement are secured by the Company’s finance receivables.  Available borrowings under the credit agreement were $100.0 million at September 30, 2010 compared to $83.8 million at December 31, 2009.

Note 9 – Related Party Transactions

The Company engages from time to time in transactions with related parties.  Please refer to the disclosure contained under the heading “Certain Relationships and Related Transactions” in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2009 for additional information on such transactions.

Note 10 – Segment Financial Information

The Company has six reportable segments.  Division I through Division V and Division VII.  Each segment consists of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I consists of offices located in South Carolina.  Offices in North Georgia comprise Division II, Division III consists of offices in South Georgia, and Division VII consists of offices in West Georgia.  Division IV represents our Alabama and Tennessee offices, and our offices in Louisiana and Mississippi encompass Division V.  Division VI is reserved for future use.

Accounting policies of each of the segments are the same as those described in the summary of significant accounting policies.  Performance is measured based on objectives set at the beginning of each year and include various factors such as segment profit, growth in earning assets and delinquency and loan loss management.  All segment revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the segments.

In accordance with the requirements of SFAS No. 131 (Now ASC 280), “Segment Reporting,” the following table summarizes revenues, profit and assets by business segment.  Also in accordance therewith, a reconciliation to consolidated net income is also provided.

	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	Total
	(in Thousands)
Segment Revenues:
3 Months ended 9/30/2010	$ 4,489	$ 6,555	$ 6,475	$ 6,663	$ 5,663	$ 4,357	$ 34,202
3 Months ended 9/30/2009	4,231	6,078	6,325	6,158	5,400	4,272	32,464
9 Months ended 9/30/2010	$ 12,980	$ 19,000	$ 19,000	$ 19,331	$ 16,645	$ 12,772	$ 99,728
9 Months ended 9/30/2009	12,729	17,926	18,899	18,330	16,158	12,767	96,809

Segment Profit:
3 Months ended 9/30/2010	$ 1,350	$ 2,898	$ 2,454	$ 2,220	$ 1,843	$ 1,759	$ 12,524
3 Months ended 9/30/2009	678	2,167	2,049	1,639	1,530	1,426	9,489
9 Months ended 9/30/2010	$ 3,618	$ 7,830	$ 7,337	$ 5,623	$ 5.261	$ 4,903	$ 34,572
9 Months ended 9/30/2009	1,928	6,126	5,947	4,778	4,730	3,967	27,476

Segment Assets:
9/30/2010	$ 38,781	$62,161	$61,668	$ 70,576	$48,161	$41,903	$ 323,250
9/30/2009	37,521	60,042	61,057	67,787	45,919	41,602	313,928

			3 Months Ended 9/30/2010 (in Thousands)	3 Months Ended 9/30/2009 (in Thousands)	9 Months Ended 9/30/2010 (in Thousands)	9 Months Ended 9/30/2009 (in Thousands)
Reconciliation of Profit:
Profit per segments			$ 12,524	$ 9,489	$ 34,572	$27,476
Corporate earnings not allocated			2,448	2,491	7,427	7,090
Corporate expenses not allocated			(6,174)	(8,902)	(22,163)	(27,254)
Income taxes not allocated			(705)	(735)	(1,901)	(1,906)
Net income			$ 8,093	$ 2,343	$ 17,935	$ 5,406

BRANCH OPERATIONS

Ronald E. Byerly	Vice President
Dianne H. Moore	Vice President
Ronald F. Morrow	Vice President
J. Patrick Smith, III	Vice President
Virginia K. Palmer	Vice President
Michael J. Whitaker	Vice President
Joseph R. Cherry	Area Vice President

REGIONAL OPERATIONS DIRECTORS

Sonya Acosta	Loy Davis	Judy Landon	Marty Miskelly
Bert Brown	Carla Eldridge	Sharon Langford	Larry Mixson
Keith Chavis	Shelia Garrett	Jeff Lee	Mike Olive
Janice Childers	Brian Gray	Tommy Lennon	Hilda Phillips
Rick Childress	Harriet Healey	Jimmy Mahaffey	Jennifer Purser
Bryan Cook	Brian Hill	John Massey	Henrietta Reathford
Richard Corirossi	David Hoard	Judy Mayben	Michelle Rentz
Jeremy Cranfield	Gail Huff	Vicky McCleod	Marc Thomas
Joe Daniel	Jerry Hughes	Brian McSwain	Lynn Vaughan

BRANCH OPERATIONS

ALABAMA
Adamsville	Bessemer	Enterprise	Huntsville (2)	Opp	Scottsboro
Albertville	Center Point	Fayette	Jasper	Oxford	Selma
Alexander City	Clanton	Florence	Moody	Ozark	Sylacauga
Andalusia	Cullman	Fort Payne	Moulton	Pelham	Troy
Arab	Decatur	Gadsden	Muscle Shoals	Prattville	Tuscaloosa
Athens	Dothan (2)	Hamilton	Opelika	Russellville (2)	Wetumpka

GEORGIA
Adel	Canton	Dahlonega	Gray	Madison	Statesboro
Albany	Carrollton	Dalton	Greensboro	Manchester	Stockbridge
Alma	Cartersville	Dawson	Griffin	McDonough	Swainsboro
Americus	Cedartown	Douglas (2)	Hartwell	Milledgeville	Sylvania
Athens (2)	Chatsworth	Douglasville	Hawkinsville	Monroe	Sylvester
Bainbridge	Clarkesville	East Ellijay	Hazlehurst	Montezuma	Thomaston
Barnesville	Claxton	Eastman	Helena	Monticello	Thomson
Baxley	Clayton	Eatonton	Hinesville (2)	Moultrie	Tifton
Blairsville	Cleveland	Elberton	Hiram	Nashville	Toccoa
Blakely	Cochran	Fitzgerald	Hogansville	Newnan	Valdosta
Blue Ridge	Colquitt	Flowery Branch	Jackson	Perry	Vidalia
Bremen	Commerce	Forsyth	Jasper	Pooler	Villa Rica
Brunswick	Conyers	Fort Valley	Jefferson	Richmond Hill	Warner Robins
Buford	Cordele	Gainesville	Jesup	Rome	Washington
Butler	Cornelia	Garden City	LaGrange	Royston	Waycross
Cairo	Covington	Georgetown	Lavonia	Sandersville	Waynesboro
Calhoun	Cumming	Glennville ***	Lawrenceville	Savannah	Winder
BRANCH OPERATIONS
(Continued)

LOUISIANA
Alexandria	DeRidder	Houma	Marksville	Natchitoches	Prairieville
Bossier City	Eunice	Jena	Minden	New Iberia	Ruston
Crowley	Franklin	Lafayette	Monroe	Opelousas	Slidell
Denham Springs	Hammond	Leesville	Morgan City	Pineville	Winnsboro *

MISSISSIPPI
Batesville	Columbus	Hattiesburg	Jackson	New Albany	Ripley
Bay St. Louis	Corinth	Hazlehurst	Kosciusko	Newton	Senatobia
Booneville	Forest	Hernando	Magee	Oxford	Starkville
Brookhaven	Grenada	Houston	McComb	Pearl	Tupelo
Carthage	Gulfport	Iuka	Meridian	Picayune	Winona
Columbia

SOUTH CAROLINA
Aiken	Chester	Greenville	Manning	North Greenville	Summerville
Anderson	Columbia	Greenwood	Marion	Orangeburg	Sumter
Batesburg- Leesvile	Conway	Greer	Moncks Corner	Rock Hill	Union
Cayce	Dillon	Lancaster	Newberry	Seneca	Walterboro
Camden	Easley	Laurens	North Augusta	Simpsonville	Winnsboro
Charleston	Florence	Lexington	North Charleston	Spartanburg	York
Cheraw	Gaffney

TENNESSEE
Alcoa	Cleveland	Elizabethton	Knoxville **	Lenior City	Newport
Athens	Crossville **	Johnson City	LaFollette	Madisonville	Sparta
Bristol	Dayton	Kingsport

_________________________
* Opened October, 2010
** Opened November, 2010 *** Consolidated into Claxton, Georgia November, 2010

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation	C. Dean Scarborough Realtor

Ben F. Cheek, IV Vice Chairman 1st Franklin Financial Corporation	Dr. Robert E. Thompson Retired Physician

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Keith D. Watson Vice President and Corporate Secretary Bowen & Watson, Inc.

John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

J. Michael Culpepper Executive Vice President and Chief Operating Officer

C. Michael Haynie Executive Vice President - Human Resources

Kay S. Lovern Executive Vice President – Strategic and Organization Development

Chip Vercelli Executive Vice President – General Counsel

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303